Exhibit 99.5

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Minutes Book

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON NOVEMBER 12, 2024

Date, Time, and Place: meeting of the Fiscal Council of JBS S.A., held on November 12, 2024, at 02:00 p.m., at the headquarters of JBS S.A. (“Company”), located at Avenida Marginal Direita do Tietê, 500, Block I, 3rd floor, Vila Jaguara, CEP 05118-100, in the City and State of São Paulo, via videoconference and in person.

Call Notice: The call notice was emailed to the Fiscal Council members, under Article 12 of the Fiscal Council Charter.

Attendance: All Fiscal Council members were present, namely, Messrs. Adrian Lima da Hora, José Paulo da Silva Filho, Demetrius Nichele Macei, Orlando Octávio de Freitas Junior, and Ms. Patricia da Silva Barros, thereby reaching the necessary quorum for the meeting.

The meeting was also attended by: Christiane Assis, Investors Relations Officer, Eliseo Santiago Perez Fernandez, Chief Management and Control Officer, Agnaldo dos Santos Moreira Jr., Chief Accounting and Corporate Administration Officer, Eduardo Amaro de Arruda, Direct Tax Manager, Louise Maximo, Accounting Manager, and Beatriz Lopes Alexandre, Corporate Governance Lawyer. In addition, Mr. Fabian Junqueira, Lead Audit and Global Partner of the JBS account, and Ms. Nathalia Gonçales, Manager, all representatives of KPMG Auditores Independentes Ltda. (“KPMG”), also attended the meeting.

Presiding Board: Adrian Lima da Hora, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: (i) presentation of an overview of the current market scenario and the operations of the Company and its subsidiaries, including a market overview of the period ended September 30, 2024; (ii) analysis of the Company’s Interim Financial Statements accompanied by the Independent Auditor’s Report referring to the period ended September 30, 2024 (“Interim Financial Statements “); (iii) discussion about the Independent Auditor’s Report on the Interim Financial Statements (“Independent Auditor’s Report”) with the representatives of KPMG Auditores Independentes Ltda. (“KPMG”); and (iv) discussion and resolution on the Fiscal Council’s opinion on the Interim Financial Statements.

Discussions and Resolutions:

(i) the meeting started with Ms. Christiane Assis presenting to the Fiscal Council members the overview of the operations of the Company and its subsidiaries, including the market overview for the period ended September 30, 2024.

The Fiscal Council members asked questions that were satisfactorily clarified by Ms. Christiane Assis.

(ii) subsequently, the Fiscal Council members discussed their remarks with the accounting area after reading the Interim Financial Statements, whose copies were made available on the Atlas Governance portal before the meeting. During the analysis of the Interim Financial Statements, Messrs. Eliseo Santiago Perez Fernandez, Agnaldo dos Santos Moreira Jr., and Ms. Louise da Silva Maximo presented to the Board Members their remarks on key items of the Interim Financial Statements and on the remarks made by the Fiscal Council Members themselves.

The Fiscal Council members asked questions about the Interim Financial Statements, which were clarified by Messrs. Eliseo Santiago Perez Fernandez, Agnaldo dos Santos Moreira Jr., and Ms. Louise da Silva Maximo.

Additionally, Mr. Eduardo Amaro de Arruda explained the concepts of the Organization’s Pillar 2 for the Organization for Economic Cooperation and Development (OCDE) and the new transfer price rules and their impacts on Brazilian tax law. He informed that the Company is closely monitoring these changes and assessing possible impacts; however, it does not expect significant impacts.

The Fiscal Council members discussed the matter and asked questions, all of which were duly answered by Messrs. Agnaldo dos Santos Moreira Jr. and Eduardo Amaro de Arruda.

(iii) subsequently, Mr. Fabian Junqueira presented the work performed by KPMG concerning the Interim Financial Statements, underscoring the independence, communications required by auditors, the fact that they did not diverge with the Company’s management, and that, based on the audit work carried out, no evidence was identified regarding fraud or errors, conflicts of interest, significant deficiencies or materials weaknesses in internal controls, and that the contingency processes were reviewed by the independent auditors based on applicable review rules. Additionally, Mr. Fabian Junqueira also stated that no global matter was identified that could impact KPMG’s professional independence, that KPMG had access to all requested information, and no material adjustments were identified upon completion of the audit works. All questions asked by the Fiscal Council members were duly answered by Mr. Fabian Junqueira.

(iv) subsequently, the Fiscal Council members declared that, upon performing their legal and statutory duties, they examined the Company’s Earnings Release and Interim Financial Statements for the period ended September 30, 2024, prepared under Brazilian and international accounting principles, Technical Pronouncement CPC 21 (R1), issued by the Accounting Pronouncements Committee (CPC), the International Financial Reporting Standards (IFRS), and the Public Company Accounting Oversight Board (PCAOB), to be analyzed by the Company’s Board of Directors. Based on this review and the information and clarifications received during the period, as well as the draft version of KPMG’s review report on the Interim Financial Statements, to be issued without reservations on November 13, 2024, the Fiscal Council stated it had not gained awareness of any additional fact or evidence of fraud or errors that would lead it to believe the aforementioned Interim Financial Statements do not reflect, in all material respects, the information contained therein, therefore deeming they are fit to be disclosed by the Company after approval by the Board of Directors.

Finally, the Fiscal Council members approved the content of the Fiscal Council’s Opinion on the Interim Financial Statements for the period ended September 30, 2024, and will submit its opinion after the Company’s Board of Directors has approved the disclosure of the Interim Financial Statements and the Auditor’s Report has been issued.

Minutes in Summary Form: The Fiscal Council authorized the drawing up of these minutes in the summary format and their publication, with the omission of the signatures of the attendees, under Paragraphs 1 and 2 of Article 130 of Brazilian Corporation Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who intended to speak and, as no one did, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved, and signed by all attendees.

São Paulo, November 12, 2024.

Adrian Lima da Hora	Milena Hitomi Yanagisawa
Chair	Secretary

Attending Board Members:

Adrian Lima da Hora	José Paulo da Silva Filho

Demetrius Nichele Macei	Orlando Octávio de Freitas Junior

Patricia da Silva Barros

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